SEVEN STILLS

Series A Investor Deck

July, 2018







Seven Stills was founded by Tim Obert and Clint Potter in August of 2013 in San Francisco.

We began by renting a 400 sq ft storage unit and contracting local brewery & distillery production space.

We quit our day jobs, invested $50k of our savings, and began self-distributing in San Francisco.


SPIRITS
2014
GOLD
MEDAL
EVERY HILL

By the end of 2014 we had won two medals at the World Spirits Competition…

…were voted Zagat's Top 30 Under 30…

…and secured a distribution agreement with Pacific Edge for sales throughout the state of California.

Whiskey Made from Craft Beer


BEER
SEVEN STILLS
WHISKEY
FLUXUATE
DOGPATCH
WHISKEY

COGS
$7.50
/bottle

WS
$17.59

dTc
$36

$4.1 Million Sales to date

70,000+ units sold since 2014

2500+ accounts in California

WHOLE FOODS MARKET | BevMo! | Total Wine & MORE


SEVEN
STILLS
1439C

In 2015 we completed our first financing round via friends & family and private lenders.



We moved out of the storage unit and opened a 4,400 sq.ft. brewery, distillery and tasting room in San Francisco's Bayview district.



We were the first distillery open to the public in San Francisco, and business took off.


SEVEN STILLS
HARD FRESCOS
GRAND OPENING

With the increased cash flow, we opened our first satellite location in 2016, and generated $1.2M in our first year.


MASH TUN
HLT

By the end of 2016, we had grown from three people to a team of 18.

Adding craft beer to the mix


BEER BAR
WHISKEY

In October 2017 we expanded our portfolio to include a line of craft beers. The response was overwhelming. sales spiked again, with a projected natural growth of $3.5M by the end of 2018.

so good I had to make a trip back

one of the best beers of 2018

believe the hype, these guys are getting it

They've been pumping out some killer brews lately

they haven't been in the beer game too long, but it sure tastes like they have

@sevenstills has been killing it

it's insane how much fire Seven stills has been putting out

like always @sevenstills delivered

really on point marketing… nice work @sevenstillsofsf


73 likes
stoutroute @sevenstills and @magnifybrewing Pauly Dank was so good I had to make a trip back to @imperialebeercafe for more and some new friends cheers 🍻


74 likes
rocowine 🔥 8 Lbs Per Bbl 🔥 is back. One of the best beers of 2018. If you haven't tried it you must grab some. 🔥 🍺 😳 🐳. #RoCo


43 likes
beertimers ✅ 💰 .. @sevenstills .. 💰 ✅ 8 EIGHT POUNDS of straight dank. Hazy India Pale Ale, Hype Can Series, 7.5%. Believe the hype, these guys are getting it..


254 likes
bud358 @sevenstills Seven Stills Brewery & Distillery - Eight Pounds NE IPA, San Francisco CA | Another good brew from 7S. This packed that hoppy punch


Magnify Brewing
Double IPA
120 likes
renobeerman @sevenstills in collab with @magnifybrewing Pauly Dank DIPA. SWIPE➡️➡️➡️ Really impressed with Seven Stills they haven't been in the beer game for too long but their beer sure


65 likes
dj_likes_craftbeer Some Beerhaul action from @rocowine . Since @sevenstills has been killing it, I had to grab their double ipa TOMA-HAWP. For now on I'm buying any seven stills material I see. And then there's @laughingmonksf Brother Billy, Hazy IPA. Don't be surprise when these guys blow up and their shit is flying off the shelf. Hazy IPAs are hot right now, WHAT HAZY IPA ARE YOU GUYS DRINKING? let me know folks! #craftbeer #craftbeernotcrapbeer


26 likes
hoppy_beer_dad 038
@sevenstills Blue Funke
5.9% ABV x Blueberry Kettle Sour
It's insane how much fire Seven Stills has been putting out. Blue Funke is a blueberry kettle sour that


316 likes
beardedbrewdude First time trying this style, and like always, @sevenstills delivered. Brilliant flavor and incredibly refreshing. It's a saison for summer


Ian A. Munoz @IanAMunoz · 36m
Really on point marketing.
I think this is definitely up your alley
@NeerajKA
Nice work @SevenStillsofSF



We've hired three sales reps, one driver, a logistics manager, and a dedicated marketing/social media manager to support the growth.


Welcome to beautiful

We’ve opened a second satellite bar atop San Francisco’s Nob Hill, in the heart of the City’s tourist and business center.



Our existing facility is now at capacity and we are turning down an average of 50 inquiries per week to carry our beers nationwide.

Craft Beer Packaged cans


DRINK umbrella DRINK umbrella DRINK umbrella
018
EIGHT POUNDS
EIGHT POUNDS
008
Citra Cot Citra Cot

COGS
$19
/case

ws
$72

dTc
$102

we Currently have production capacity to bring beer service to only 80 of our 2500+ california retailers.

we have received distribution requests from all 50 states and have established nationwide pathways.

Market size



2011 $0.8B
2012 $1.0
2013 $1.3
2014 $1.8
2015 $2.4

craft spirits retail sales by value



craft
imported
macro domestic

beer market

Overall	Craft	Craft share
$107.6B	$23.5B	21.8%

1 0 0 h o o p e r

To keep up with the demand, we're now opening an 18,000 sq.ft. facility in the heart of San Francisco. This flagship brewery/distillery will also include a restaurant, cocktail bar, outdoor beer garden, retail merchandise & bottle shop, and private, rentable, hidden speakeasy bar.


SEVEN STILLS
AT&T Park
San Francisco @ & King St
ACADEMY of ART
4th St
Lot A
MISSION BAY
China Basin St
3rd St
South St
UCSF
New Stadium
16th St
UCSF Medical Center at Mission Bay
SEVEN STILLS


$775K SEED ROUND
Q4|2015
SEED ROUND FOR DISTILLERY CONSTRUCTION
EGBERT CONSTRUCTION COMPLETED
Q2|2016
$500K SEED EXTENTION
Q3|2017
SEED DEBT EXTENSION
SERIES A EARLY INVESTOR
Q4|2017
$700K EARLY INVESTOR ROUND
$3.85M PROJECT CONTRIBUTIONS
Q1|2018
LIVE OAK + KILROY
HOOPER CONSTRUCTION STARTED
Q3|2018
$3.65M SERIES A
Q3|2018
SERIES A FOR HOOPER OPERATING RESERVE
HOOPER CONSTRUCTION COMPLETED
Q4|2018



To pay for the project, we raised another $700k from our original investors, were granted a $1.2m TI allowance from our developers, and received $2.65m from our lender.

expansion


$13.5m
$5.5m
$7m
$1.2m
$3.5m
$600k
$250k
$100k
2014
2015
2016
2017
2018
2019

conservative estimates project this expansion to generate $13.5m by the end of 2019, versus our natural growth trajectory of $7m.

Upon completion of 100 Hooper in February 2019, we will have a combined capacity of 75k barrels per year with a $250M+ valuation.

*These figures are estimates and cannot be guaranteed.

2017 Multiple valuation

Seven Stills Inc.
Recent M&A Transactions
(Dollars in Actual Amounts)

	Minimum	Midpoint	Maximum
Multiple	4.5x	5.0x	5.5x
2017-2020 Blended Income	$6,298,652.41	$6,298,652.41	$6,298,652.41
Implied Enterprise Value	$28,343,935.84	$31,493,262.04	$34,642,588.25
Less: Net Debt	$580,609.00	$580,609.00	$580,609.00
Plus: Developer Contribution	$1,210,090.00	$1,210,090.00	$1,210,090.00
Pre Money Equity Valuation	$28,973,416.84	$32,122,743.04	$35,272,069.25

Current Offering:

Implied Pre Money Equity Valuation: **$32,122,743.04**

Series A Equity Valuation: **$28,200,000.00**

Implied Discount to Series A Investor: **12.22%**

Convertible Note Discount: **15%**

Convertible Note Equity Valuation: **$23,970,000**

*These figures are estimates and cannot be guaranteed.

management & advisory team



TIM OBERT
CO-FOUNDER, CEO



CLINT POTTER
CO-FOUNDER, COO



SEAN O'LEARY
GENERAL MANAGER
PETE'S AND MOMO'S



RYLAN ORTIZ
PRODUCTION MANAGER
SPEAKEASY



MIKE HENNESSEY
PUENTELABS,
CO-FOUNDER



SAM ALLEN
SALES FORCE,
VP M&A



CHRIS ANDERSON
ASSAY ADVISORY, CEO

SEVEN
STILLS

t h a n k   y o u !